Filed pursuant to Rule 424(b)(3)
SEC File No. 333-258223

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated April 12, 2022)

ironSource Ltd.

72,661,102 CLASS A ORDINARY SHARES

This prospectus supplement updates, amends and supplements the prospectus contained in our Post-Effective Amendment No. 2 to our Registration Statement on Form F-1, effective as of April 11, 2022 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-258223). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on ironSource’s first quarter 2022 financial results, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Class A ordinary shares are listed on the New York Stock Exchange under the symbol “IS.” On May 11, 2022, the closing price for our Class A ordinary shares on the New York Stock Exchange was $3.17 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 12, 2022.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	March 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$441,225	$778,261
Accounts receivable, net of allowances of $814 and $437 as of March 31, 2022 and December 31, 2021, respectively	267,603	232,049
Other current assets	59,472	42,382
Total current assets	768,300	1,052,692
Long-term restricted cash	3,435	3,495
Deferred tax assets	6,262	2,012
Operating lease right-of-use asset	36,292	34,116
Property, equipment and software, net	28,272	25,131
Investment in equity securities	20,000	20,000
Goodwill	456,354	240,299
Intangible assets, net	197,727	54,221
Other non-current assets	35,479	18,857
Total assets	$1,552,121	$1,450,823

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	March 31,	December 31,
	2022	2021
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$284,689	$247,362
Operating lease liabilities	10,082	7,525
Other current liabilities	67,989	53,949
Total current liabilities	362,760	308,836
Deferred tax liabilities	11,335	6,514
Long-term operating lease liabilities	30,296	30,076
Other non-current liabilities	2,375	2,829
Total liabilities	406,766	348,255
Commitments and contingencies
Shareholders’ equity:
Class A and Class B ordinary shares, no par value; 11,500,000,000 (Class A 10,000,000,000 and Class B 1,500,000,000) shares authorized; 1,021,306,573 (Class A 677,342,226 and Class B 343,964,347) and 1,018,468,804 (Class A 652,938,412 and Class B 365,530,392) issued and outstanding at March 31, 2022 and December 31, 2021, respectively	—	—
Treasury shares, at cost, 6,745,955 Class A ordinary shares held at March 31, 2022 and December 31, 2021	(67,460)	(67,460)
Additional paid-in capital	1,071,566	1,042,589
Accumulated other comprehensive income	533	495
Retained earnings	140,716	126,944
Total shareholders’ equity	1,145,355	1,102,568
Total liabilities and shareholders’ equity	$1,552,121	$1,450,823

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Revenue	$189,665	$119,713
Cost of revenue	40,087	20,140
Gross profit	149,578	99,573
Operating expenses:
Research and development	34,656	20,410
Sales and marketing	75,289	48,721
General and administrative	22,847	15,547
Total operating expenses	132,792	84,678
Income from operations	16,786	14,895
Financial expenses, net	346	1,029
Income before income taxes	16,440	13,866
Provision for income taxes	2,668	3,622
Net income	$13,772	$10,244
Basic net income per ordinary share	$0.01	$0.01
Weighted-average ordinary shares outstanding – basic	1,018,117,047	645,295,222
Diluted net income per ordinary share	$0.01	$0.01
Weighted-average ordinary shares outstanding – diluted	1,084,682,754	711,685,249

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities
Net income	$13,772	$10,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,735	5,343
Share-based compensation expenses	24,385	16,810
Non-cash lease expense	184	227
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,317	(1,246)
Loss on disposal of property and equipment	2	—
Interest accrued and other financial expenses	—	107
Deferred income taxes, net	(3,835)	(827)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	16,470	(851)
Other current assets	(16,151)	(14,750)
Other non-current assets	(17,447)	(3,297)
Accounts payable	(4,985)	(6,657)
Other current liabilities	(6,595)	5,851
Other non-current liabilities	(258)	199
Net cash provided by continuing operating activities	20,594	11,153
Net cash used in discontinued operating activities	—	(5,168)
Net cash provided by operating activities	20,594	5,985
Cash flows from investing activities
Purchase of property and equipment	(1,382)	(473)
Capitalized software development costs	(3,848)	(3,015)
Purchase of intangible assets	—	(1,950)
Acquisitions, net of cash acquired	(353,626)	(89,340)
Maturities of short-term deposits	—	17,590
Net cash used in continuing investing activities	(358,856)	(77,188)
Net cash (used in) discontinued investing activities	—	—
Net cash used in investing activities	(358,856)	(77,188)
Cash flows from financing activities
Repayment of long-term loan	—	(2,500)
Payments of deferred offering costs	—	(1,060)
Exercise of options	2,483	297
Net cash provided by (used in) continuing financing activities	2,483	(3,263)
Net cash provided by (used in) discontinued financing activities	—	—
Net cash provided by (used in) financing activities	2,483	(3,263)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,317)	1,246
Net change in cash and cash equivalents and restricted cash	(335,779)	(74,466)
Cash and cash equivalents and restricted cash at beginning of period	781,756	203,087
Cash and cash equivalents and restricted cash at end of period	$444,660	$129,867